Exhibit 99.1

Freeline appoints Mark Baldry as Chief Commercial Officer

London, 2 November 2020 – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) (the “Company” or “Freeline”), a clinical-stage, fully integrated, next generation, systemic AAV-based gene therapy company with the ambition of transforming the lives of patients suffering from inherited systemic debilitating diseases, announced that Mark Baldry, MBA, has today been appointed as the Company’s new Chief Commercial Officer, effective from today’s date.

Mark is an experienced commercial leader with a 30-year track record in positions of increasing responsibility at leading biopharmaceutical companies in marketing, sales and public affairs roles across Europe, Canada and the US. He has predominately worked across rare and specialty disease areas, where he has championed multiple commercial launches.

“Mark’s appointment as Chief Commercial Officer reflects his strong background in the commercialisation of products for rare diseases including in Fabry and Gaucher disease” said Theresa Heggie, Chief Executive Officer of Freeline. “This has been a transformative year for Freeline with encouraging clinical progress across our programmes and a strengthened management team to which Mark is a great addition. The potential of gene therapy to change patients’ lives has never been greater, and I look forward to working with Mark as we continue to develop our pipeline of innovative product candidates through to commercialisation to meet the needs of patients.”

Mark joins Freeline from Wave Life Sciences where he served as Chief Commercial Officer and prior to that as Senior Vice President, Global Marketing & Commercial Operations at Amicus Therapeutics. In these roles, he was responsible for building global commercial strategies to support launches of innovative medicines in orphan diseases, including the first oral chaperone therapy for the treatment of Fabry disease.

Prior to that, Mark held multiple leadership positions at Biogen, including Vice President, Public Affairs and Vice President, New Product Commercialisation. He also held leadership roles at the Human Genetic Therapies division of Shire including Head of Global Strategic Marketing and Head of Marketing, Market Access and Public Affairs, Europe, Middle East and Africa.

Mark earned an MBA from Concordia University (Canada) and holds a BSc in Genetics from York University (UK).

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About Freeline

Freeline is a clinical-stage biotechnology company focused on AAV-based gene therapy targeting the liver. Its vision is to create better lives for people suffering from chronic, systemic diseases using the potential of gene therapy as a one-time treatment to provide a potential functional cure. Freeline is headquartered in the UK and has operations in Germany and the US.

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the Company’s strategies, financing plans, and clinical trial plans. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the Company’s recurring losses from operations; the development of the Company’s product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work; the Company’s ability to design and implement successful clinical trials for its product candidates; the potential for a pandemic, epidemic or outbreak of an infectious diseases in the U.S., U.K. or EU, including the COVID-19 pandemic, to disrupt the Company’s clinical trial pipeline; the Company’s failure to demonstrate the safety and efficacy of its product candidates; the fact that results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials; the Company’s ability to enroll patients in clinical trials for its product candidates; the possibility that one or more of the Company’s product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s limited manufacturing experience which could result in delays in the development or commercialization of its product candidates; and the Company’s ability to identify or discover additional product candidates, or failure to capitalize on programmes or product candidates. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company  does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission. You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Further information

JW Communications

Julia Wilson

+44 (0) 7818 430877

juliawilsonuk@gmail.com